8/16

02049312

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golden Arch Resources

*CURRENT ADDRESS

PROCESSED
AUG 2 1 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 659 FISCAL YEAR 1-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 8/16/02

SEC File # 82-659

BC FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER Golden Arch Resources Ltd.

ISSUER ADDRESS #928 – 470 Granville Street, Vancouver, BC V6C 1V5

ISSUER PHONE (604) 681-8222 **FAX** (604) 681-8282

CONTACT NAME Les Kjosness

CONTACT POSITION President

CONTACT TELEPHONE NUMBER (604) 681-8222

CONTACT EMAIL ADDRESS goldenarchresources@telus.net

FOR QUARTER ENDED April 30, 2002

DATE OF REPORT July 8, 2002

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (yy/mm/dd)
LES KJOSNESS	*"Les Kjosness"*	02/07/08
JANE TIMMIS	*"Jane Timmis"*	02/07/08

GOLDEN ARCH RESOURCES LTD.
BALANCE SHEET AS AT APRIL 30, 2002
(With comparative figures for April 30, 2001)

(PREPARED BY MANAGEMENT)

	April 30, 2002	Jan 31 2002
Assets		
Current Assets		
Cash	$ -	$ -
Accounts receivable - GST	1,182	415
Accrued production receivable – net	4,243	6,721
Due from other public companies (note 10)	63,087	63,087
	68,512	70,223
Interest in mineral property, at cost (Notes 2 and 4)	546,804	546,804
Petroleum and natural gas prospects (Notes 2 and 5)	214,073	214,073
Capital assets, at cost less amortization (Note 3)	6,622	6,622
	$ 836,011	$ 837,720
Liabilities and Shareholders' Equity		
Current Liabilities		
Bank overdraft	3,944	2,656
Accounts payable	64,208	50,597
Loan payable, unsecured, non-interest bearing, with no specific terms of repayment	100,300	110,961
Due to related parties, unsecured, non-interest bearing, with no specific terms of repayment (Note 9)	278,422	270,952
Accrued debenture interest (Note 8)	193,769	193,769
Convertible Redeemable Debentures (Note 8)	634,000	634,000
	1,274,643	1,262,935
Shareholders' Equity		
Capital Stock (Note 7)	8,548,817	8,516,817
Authorized 100,000,000 common shares without par value		
Issued 22,781,358 common shares		
Deficit, accumulated during the development stage	(8,981,286)	(8,942,030)
	(438,632)	(425,213)
	$ 836,011	$ 837,722

Approved on behalf of the board:

"Les Kjosness", Director

"Jane Timmis", Director

GOLDEN ARCH RESOURCES LTD.

STATEMENT OF INCOME (LOSS) AND DEFICIT FOR THE 3 MONTHS ENDED APRIL 30, 2002

(with comparative figures for April 30, 2001)

(PREPARED BY MANAGEMENT)

		3 months ended Apr 30 2002	2001
Revenue – Petroleum and natural gas sales	$	3,218	26,607
Interest and other income			
Operating expenses		(5,695)	(8,400)
Profit from petroleum and natural gas operations		(2,477)	18,207
General and Administration Expenses			
Accounting services and office expenses		1,384	5,663
Debenture interest		-	9,850
Legal		-	4,726
Management fees (Note 9)		7,500	7,500
Travel, promotion, and investor communications		8,000	465
Rent		13,900	6,000
Salaries and wages		7,544	-
Telephone		903	1,854
Transfer agent and filing fees		3,711	2,645
		42,942	38,703
NET LOSS FOR THE PERIOD		(45,419)	(20,496)
DEFICIT, BEGINNING OF PERIOD		8,942,030	8,811,508
DEFICIT, END OF PERIOD	$	8,987,449	8,831,996

GOLDEN ARCH RESOURCES LTD.

STATEMENT OF CHANGE IN CASH FLOWS FOR THE THREE MONTHS ENDED APRIL 30, 2002

(with comparative figures for April 30, 2001)

(PREPARED BY MANAGEMENT)

		3 months ended Apr 30 2002	2001
Cash derived from (used for)			
Operating activities			
Net (loss) for the period	$	(45,419)	(20,496)
		(45,419)	(20,496)
Changes in non-cash working capital items			
Accounts receivable and accrued production decrease (increase)		1,711	833
Accounts payable (decrease) increase		13,515	8,757
Accrued debenture interest		-	9,850
Due from other public companies		-	10,654
		(30,193)	(30,094)
Investing Activities			
Capital stock		32,000	-
Interest in mineral property			-
Financing Activities			
Loan payable		(7,989)	-
Due to related parties		7,470	(3,716)
Cash, increase (decrease) during period		(1,288)	(5,882)
Cash (overdraft), beginning of period		(2,656)	(4,359)
Cash (overdraft), end of period	$	(3,944)	(1,523)

2

NOTE 1. NATURE OF OPERATIONS

(a) The Company is in the process of exploring and developing its resource properties and has not yet determined whether all these properties contain reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and petroleum and natural gas prospects is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production.

(b) The Company is considered to be a development stage enterprise.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Deferred costs - mineral property

The Company is in the exploration and development stage with respect to its investment in natural resource property and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral property is abandoned, the related capitalized costs are expensed.

(b) Deferred costs - Petroleum and natural gas

The Company has adopted the successful efforts method of accounting for its petroleum and natural gas prospects. Under this method all costs related to a well are capitalized. Uneconomic wells are written-off or written down to the estimated net realizable value of estimated reserves as estimated by independent engineers. Successful wells are depleted on the unit of production method based on a ratio of current production to reserves estimated by company management.

(c) Values

The amounts for deferred expenses and mineral property represent costs incurred to date and are not intended to reflect present or future values. The recoverability of the amounts shown for mineral property and deferred exploration and development costs is dependent on the confirmation of economically recoverable reserves, the ability of the Company to obtain the necessary financing to successfully complete their development, including compliance with the requirements of lenders who may provide this financing from time to time, and upon future profitable operations.

(d) Option payments

Payment on resource property option agreements are made at the discretion of the Company and accordingly are accounted for as incurred.

(e) General and administration expense

General and administration expenses are written off to operations as incurred.

(a) Translation of foreign currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

- Monetary items, at the rate of exchange prevailing as at the balance sheet date.
- Non-monetary items, at the historical rate of exchange.
- Revenue and expenses, at the period average in which the transaction occurred.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair value of financial instruments

The carrying amounts of the Company's financial instruments approximate their fair values since they are either short-term in nature or they are receivable or payable on demand. These financial instruments consist of cash or overdraft, accounts receivable, accrued production receivable and accounts payable, and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks.

(d) Segmented information

The Company's identifiable assets are located in the following countries:

	January 31, 2002	January 31, 2001
Canada	$ 616,208	$ 610,154
United States	221,514	206,693
	$ 837,722	$ 816,847

NOTE 3. CAPITAL ASSETS

The Company is amortizing its office equipment at a rate of 20% per annum on the declining balance basis. Costs and accumulated amortization as at January 31, 2002 are as follows:

	Cost	Accumulated Amortization	Net Book Value January 31, 2002	Net Book Value January 31, 2001
Office equipment	$ 28,972	$ 22,350	$ 6,622	$ 8,277
Dimac Mill	25,000	25,000	--	
	$ 53,972	$ 47,350	$ 6,622	$ 8,277

The Company previously owned a 1/3 interest in the Dimac Mill, which has been dismantled and which management wrote-down to a nominal value of $1.00 during the year ended January 31, 1990, and is now written off in its entirety in these financial statements.

NOTE 4. INTEREST IN MINERAL PROPERTY

Abbott - Wagner Property, Slocan and Revelstoke Mining Divisions, British Columbia

The Company holds an interest in thirty (30) crown granted mineral claims and one (1) reverted crown granted mineral claim, all located in the Slocan and Revelstoke Mining Divisions, British Columbia. Acquisition costs and option payments paid to date total $66,396.

Acquisition costs and deferred exploration and development costs to January 31, 2002, are as follows:

	January 31, 2002	2001
Acquisition costs and option payments	$ 66,396	$ 66,396
Deferred exploration and development costs		
Balance, beginning of year	479,072	473,071
Costs incurred during the year	1,336	6,001
	480,408	479,072
	$ 546,804	$ 545,468

The Company maintains this property as an investment for potential exploration and development purposes.

NOTE 5. PETROLEUM AND NATURAL GAS PROSPECTS

The Company has working interests in petroleum and natural gas properties as follows:

Cost of Properties at January 31, 2001	$ 192,173
McClendon #1 Well	
Costs incurred during year relating to 5% interest	12,997
	205,170
Wimberley #7 Well located in Jack County, Texas	
Cost of 4% working interest and 3.2% undivided net revenue interest $13,916.60US - equivalent Canadian	21,648
In addition, 200,000 common shares of the Company are to be issued. These shares had not been issued at January 31, 2002 are not included in costs of property to January 31, 2002. This transaction was accepted for filing by the TSX Venture Exchange on August 21, 2001.	
	226,818
Deduct: Depletion for year ended January 31, 2002	(12,745)
Balance January 31, 2002	$ 214,073

NOTE 6. INCOME TAXES

The Company has accumulated losses, which may be carried forward to reduce income taxes as follows:

Year ending January 31,	
2005	$ 255,632
2006	260,012
2007	355,544
2008	141,418
2009	130,526
	$1,143,132

The potential tax benefit of these tax losses is not disclosed in these financial statements due to uncertainty of utilization.

NOTE 7. SHARE CAPITAL

(a) Authorized: 100,000,000 common shares without par value.

(b) Shares issued: The issued share capital is as follows:

	2002 Shares	2002 $	2001 Shares	2001 $
Balance, January 31 2001 and 2000	22,141,358	$ 8,452,817	22,141,358	$ 8,452,817
Share issued for cash				
- private placements	640,000	64,000	--	--
Balance, January 31, 2001 and 2000	22,781,358	$ 8,516,817	22,141,358	$ 8,452,817

(c) Escrow shares

127,500 of the above shares outstanding are held in escrow, subject to release upon regulatory approval.

(d) Warrants outstanding

640,000 non-transferable warrants, each warrant to purchase one common share at $0.10 per share, exercisable to August 14, 2002. TSX Venture Exchange filing was accepted September 19, 2001.

(e) Stock options outstanding

Stock options to purchase an aggregate of 1,700,000 common shares at a price of $0.10 per share until October 15, 2003. Stock options for 1,400,000 shares thereof were granted to directors as follows:

Les Kjosness	550,000
Richard Somerville	350,000
Jane Timmis	250,000
Keith Shirley	250,000
	1,400,000

and 200,000 and 100,000 common shares were granted to a company officer and a consultant, respectively. TSX Venture Exchange filing was accepted on November 16, 2001.

NOTE 8. CONVERTIBLE REDEEMABLE DEBENTURES – In Default

(a) On October 15, 1996, the Company issued a five year convertible redeemable debentures at an interest rate of 6% per annum with interest payable on a semi-annual basis. The Company may repay all or any part of the debenture at any time. The lender shall have the right, at its option prior to October 15, 2001, to convert the Principal amount of this Debenture into fully paid non-assessable common shares of the Company. Conversion will be for a period of up to 5 years from October 15, 1996, at a conversion price of 1 share for each $0.40 of funds advanced for the first year and escalating $0.05 each year thereafter, which will be at a price of $0.60 per share from January 31, 2001 to date of maturity of the debenture on October 14, 2001.

(b) Interest payments are in arrears. There is accrued interest payable of $ 193,769 as at January 31, 2002, that is disclosed as a current liability in these financial statements. The debentures matured on October 14, 2001, and are in default.

NOTE 9. REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

U

(a) Management fees and expenses are as follows:

	Year Ended January 31, 2002
Roulette Resources Ltd.	$ 15,000
RSGM Engineering Ltd.	8,932
	$ 23,932

(b) There are balances owing to present and past related parties as follows:

	January 31, 2002	January 31, 2001
Park Distributors Ltd.	$ 190,032	$ 185,460
412960 B.C. Ltd.	39,018	39,018
Roulette Resources Ltd.	--	75,704
RSGM Engineering Ltd.	4,000	--
Monarch Mech	14,330	2,502
Drilling Participants	23,572	36,010
	$ 270,952	$ 338,694

The above accounts, except for accounts due to Drilling Participants, are due to companies owned by a director or officer and / or operated by a former director and officer or a relative of a former director and officer.

NOTE 10. DUE FROM OTHER PUBLIC COMPANIES

There are accounts receivable due from the following companies as at January 31, which are unsecured, non interest bearing with no specific terms of repayments, as follows:

	2002	2001
Safe Environment Engineering Canada Inc. A former director and officer of Golden Arch Resources Ltd. was a director and officer of Safe Environment Engineering of Canada Inc.	$ 63,087	$ 68,968
Silver Peak Resources Ltd. (in Bankruptcy) A former director and officer of Golden Arch Resources Ltd. was a director and officer of Silver Peak Resources Ltd.	104,399	101,502
	167,486	170,470
Less: Allowance for doubtful accounts	(104,399)	(101,502)
	$ 63,087	$ 68,968

NOTE 11. GOING CONCERN

These financial statements are prepared on the assumption that the entity is a going concern, meaning it would continue in operation for the foreseeable future and would be able to realize assets and discharge liabilities in the normal course of operations. However, the ability of the Company to continue as a going concern is contingent upon its ability to raise additional working capital to pay its debts and to provide funds for ongoing operations.

Also, interest payments and principal on the Convertible Debenture are in arrears and the Company requires funding to pay the accrued interest to January 31, 2002 of $193,769 and principal of $634,000.

NOTE 12. LOANS PAYABLE

Loans payable that are unsecured, non interest bearing, and with no specific terms of repayment are as follows:

	January 31, 2002	January 31, 2001
Duncan R. McKay	$ 37,273	$ 37,273
Verne Siemens	52,041	--
M. Watson	21,647	--
	$ 110,961	$ 37,273

NOTE 13. INCREASE IN SHARE CAPITAL

An amendment to the Memorandum of Association of the Company was approved by the shareholders on July 24, 2001, whereby the Company's authorized capital has increased to 100,000,000 common shares without par value. A filing on February 6, 2002 of this change with the TSX Venture Exchange was accepted by the Exchange on February 20, 2002.

Schedule B: Supplementary Information

GOLDEN ARCH RESOURCES LTD.
For the Quarter ended April 30, 2002

Section 1:

1) Related Transactions for the Current Period:

Management fee represents remuneration to RSGM Engineering Ltd., a company of a current director, of $2,000 per month plus expenses.

Section 2:

Securities Issued During Quarter : Issuance of 150,000 common shares at a deemed price of $0.10 per share to Altar Resources Partnership as partial consideration for the acquisition of mineral rights to the Mildred Peak property in Pima County, Arizona. A finder's fee of 40,000 common shares was issued to an arm's length party.

Options Granted During Quarter : Nil

Section 3:

Authorized and Issued Share Capital as at April 30, 2002

Authorized share capital: 100,000,000 common shares without par value.
A total of 22,781,358 shares have been issued for a total of $ 8,987,449.

Options, Warrants and Convertible Securities Outstanding as at April 30, 2002

640,000 non-transferable warrants, each warrant to purchase one common share at $0.10 per share until August 14, 2002. TSX Venture Exchange approval was received on September 19, 2001.

Stock options to purchase an aggregate of 1,700,000 common shares at a price of $0.10 per share until October 15, 2003. Stock options for 1,400,000 shares thereof were granted to directors as follows:

Les Kjosness	550,000
Richard Somerville	350,000
Jane Timmis	250,000
Keith Shirley	250,000

1,400,000

TSX Venture Exchange filing was accepted on November 16, 2001.

On October 15, 1996, the Company issued a five year convertible redeemable debentures t an interest rate of 6% per annum with interest payable on a semi-annual basis. None of the debentures were converted into shares. Interest payments are in arrears. There is accrued interest payable of $ 193,769 as at January 31, 2002 (audited), that is disclosed as a current liability in these financial statements. The debentures matured on October 14, 2001, and are in default.

List of Directors and Officers as at date of signing this report:

Les Kjosness	President/Director
Richard Somerville, P.Eng.	Director/COO
Jane Timmis	Director
Keith Shirley	Director

SCHEDULE C: MANAGEMENT DISCUSSION – QUARTER ENDED APRIL 30, 2002

The Company is a junior resource-based company, having interests in oil and gas prospects, as well as mineral prospects.

A Lease Agreement with Altar Resources Partnership of Tucson, Arizona to acquire all the mineral rights to the Mildred Peak Gold Property in Pima County, Arizona, was approved by the TSX Venture Exchange on April 18, 2002. The Agreement is subject to either a 1% NSR or a 20% Net Profits Interest payable to Altar Resources The Company has made the initial payment of US$8,000 and in order to keep its interest, the Company must pay US$12,000 after year one, and US$20,000 after year two. In year three and each subsequent year, Golden Arch must make advance royalty payments of US$20,000 per year. In addition, Golden Arch must issue to Altar at total of 650,000 common shares(150,000 shares within 30 days (issued), and, to maintain interest, 200,000 shares in 1 year, and 300,000 shares after 2 years) and spend $500,000 Cdn within 3 years on work on the property ($50,000 in year 1, $150,000 in year 2 and $300,000 in year 3). All cash payments, including advance royalty payments and pre-production development expenditures are recoverable by Golden Arch prior to any Royalty or Net Profits payments to Altar. A finder's fee of 40,000 common shares of the Company to an arm's length party was also approved, and has been issued.

Subsequent Events

Phase 1 of the Preliminary Exploration Program on the Company's Mildred Peak Gold Property in Pima County, Arizona has been completed.

The Mildred Peak Property is centered on a Tertiary Laramide intrusive. The gold mineralization appears to be concentrated within a thick shallow-dipping Jurassic conglomerate near the intrusive contact. The gold occurs associated with iron and copper sulphides within veinlets with several different attitudes, within significant continuous veins approximately 6 to 8 feet in width, and widely disseminated with sulphides within the conglomerate.

Previous soil sampling has indicated two gold anomalous zones: the North Geochemical Anomaly ("N. Anomaly") is about 2 km long and over 120 m wide and the South Geochemical Anomaly ("S. Anomaly") is over 1 km long. Anomalous soil samples run as high as 2,800 ppb. Grab rock chip samples within these areas grade up to 1.27 opt (ounces per ton) gold. Limited percussion blasthole drilling in the northerly geochemical zone in one hole returned 150 feet of 0.044 opt gold.

Three trenches on the N. Anomaly with a total length of 242 meters were dug to bedrock and samples at two-meter intervals. Trench A, the most northerly of the trenches, was 64 m long and grading and average of 1,247 ppb gold (1.25 g/t Au or grams gold per metric tonne) over the entire length of the trench including the following:

TRENCH A

Location	Interval (m)	Length (m)	Gold (ppb)	Length (ft)	Gold (opt)	Type	Area	Objective
Trench A	0 to 64	64	1,247	210	0.036	Rock	N.Anomaly	Prelim Rock Trenching
Including	6 to 8	2	7,300	6.6	0.21	Rock	N.Anomaly	
	36 to 64	28	1,701	91.8	0.050			

Trench B is 70 meters long and located approximately 500 meters south of Trench A and grading an average of 917 ppb gold over the entire length of the trench including the following:

TRENCH B

Location	Interval (m)	Length (m)	Gold (ppb)	Length (ft)	Gold (opt)	Type	Area	Objective
Trench B	0 to 70	70	917	230	0.027		N.Anomaly	Prelim Rock Trenching
Including	10 to 70	60	1,012	197	0.030		N.Anomaly	
	20 to 28	8	2,285	26	0.067			
	42 to 46	4	4,600	13	0.134			

Trench C is 108 meters long and located approximately 200 meters south of Trench B and grading as follows:

TRENCH C

Location	Interval (m)	Length (m)	Gold (ppb)	Length (ft)	Gold (opt)	Type	Area	Objective
Trench C	6 to 54	48	123	157	0.004		N.Anomaly	Prelim Rock Trenching
Including	54 to 84	30	1,485	98	0.04		N.Anomaly	
	68 to 84	16	2,103	53	0.06			
	78 to 84	6	3,350	20	0.09			

Trench D is 100 meters long and located approximately 7,000 meters south of Trench C on the South Geochemical Anomaly. All the samples taken on this trench were anomalous. The trench averaged 203 ppb Au over the entire length.

Trenches A, B, and C all exhibit open-pit-mineable gold over significant widths. The Company management feels that trenching and sampling must be completed to further define the anomalous areas to prepare for a diamond drilling later this year. This preliminary trenching program has significantly enhanced the exploration potential of the Mildred Peak gold/coppery property.

The drill program and the sampling protocol are managed by Golden Arch, with oversight provided by Qualified Person Bernard Stannus, P.Eng.; and R. Somerville, P.Eng. (Director and COO of Golden Arch Resources Ltd.) All samples in this program were analyzed by a combination of fire assay and atomic absorption.

The Company closed a private placement of 2,000,000 units at $0.05 Cdn per unit for total proceeds of $100,000. Each unit consists of one common share plus one one-year non-transferable share purchase warrant. Each warrant will be exercisable to purchase one common share at $0.10 per share. No finder's fee is payable. The private placement was given final approval by the TSX Venture Exchange on May 21, 2002. The shares have not yet been issued.

The Company has received a Writ of Summons dated May 22, 2002 from Roy Gould naming the Company as one of the defendants. The Company believes the claim to be of no merit and is taking steps to address this issue.

The Company announced that a private placement has been arranged, which will be brokered in part by Canaccord Capital, consisting of 1,500,000 units at $0.10 Cdn per unit for total proceeds of $150,000. Each unit will consist of one common share plus one two-year non-transferable share purchase warrant. Each warrant will be exercisable to purchase one common share at $0.15 per share. The private placement is subject to regulatory approval.

On behalf of the board of Directors of Golden Arch Resources

"Les Kjosness"

President

SEC File # 82-659

02 AUG 16 AM 9:45

MOEN AND COMPANY
CHARTERED ACCOUNTANTS

PO Box 10129
1400 IBM Tower
701 West Georgia Street
Vancouver, BC V7Y 1C6

Telephone: (604)662-8899
Fax: (604)662-8809
E-mail: moenandco@msn.com

AUDITORS' REPORT

To the Shareholders of
Golden Arch Resources Ltd.

We have audited the Balance Sheets of Golden Arch Resources Ltd. as at January 31, 2002, and January 31, 2001 and the Statements of Income, Retained Earnings (Deficit) and Changes in Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2002 and January 31, 2001 and the results of its operations and the cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"Moen and Company"

Vancouver, British Columbia, Canada
June 20, 2002

Chartered Accountants

GOLDEN ARCH RESOURCES LTD.
Balance Sheet
January 31, 2002
(In Canadian Dollars)
(With Comparative Figures at January 31, 2001)

	2002	2001
Assets		
Current Assets		
Cash	$ --	$ 4,359
Accounts receivable -GST	415	563
Accrued production receivable - net	6,721	14,520
Due from other public companies (note 10)	63,087	51,487
	70,223	70,929
Interest in mineral property, at cost (note 2 & 4)	546,804	545,468
Petroleum and natural gas prospects, at cost less depletion (note 2 and 5)	214,073	192,173
Capital assets, at cost less amortization (note 3)	6,622	8,277
	$ 837,722	$ 816,847
Liabilities and Shareholders' Equity		
Current Liabilities		
Bank overdraft	$ 2,656	$ --
Accounts payable	50,597	9,838
Loan payable, unsecured, non interest bearing, with no specific terms of repayment	110,961	37,273
Due to related parties, unsecured, non interest bearing, with no specific terms of repayment (note 9)	270,952	338,694
Accrued debenture interest (note 8)	193,769	155,729
Convertible Redeemable Debentures (note 8)	634,000	634,000
	1,262,935	1,175,534
Shareholders' Equity		
Capital stock (note 7)		
Authorized		
100,000,000 common shares without par value		
Issued 22,781,358 common shares	8,516,817	8,452,817
Deficit, accumulated during the development stage(note 1)	(8,942,030)	(8,811,504)
	(425,213)	(358,687)
	$ 837,722	$ 816,847

Approved on behalf of the board:

"Les Kjosness" , Director

"Jane Timmis" , Director

7

GOLDEN ARCH RESOURCES LTD.
Statement of Income
Year Ended January 31, 2002
(In Canadian Dollars)
(With Comparative Figures for Year Ended January 31, 2001)

	2002	2001
Revenue - Petroleum and natural gas sales	$ 77,005	$ 95,852
Interest and other income	1,963	--
	78,968	95,852
Operating expenses	27,071	24,710
Profit from petroleum and natural gas operations	51,897	71,142
General and Administration Expenses		
Accounting services and office expenses	23,212	33,658
Amortization	1,655	2,070
Bad debt	3,928	2,897
Debenture interest	38,040	65,157
Management fees (note 9(a))	23,932	--
Professional fees (note 11)	31,939	33,761
Promotion, travel and investor communications	1,468	14,450
Rent	12,000	24,000
Salaries and wages	12,423	--
Telephone	5,821	6,719
Transfer agent and filing fees	15,260	8,750
	169,678	191,462
Loss before below items	117,781	120,320
Loss on write-off of petroleum and natural gas interests	--	3,312
Depletion	12,745	17,786
Net loss for the year	$ 130,526	$ 141,418
Loss Per Share - Basic and Diluted	$ (0.01)	$ (0.01)

GOLDEN ARCH RESOURCES LTD.
Statement of Retained Earnings (Deficit)
Year Ended January 31, 2002
(In Canadian Dollars)
(With Comparative Figures for Year Ended January 31, 2001)

	2002	2001
Deficit, beginning of year	$ 8,811,504	$ 8,670,086
Net loss for the year	130,526	141,418
Deficit, end of year	$ 8,942,030	$ 8,811,504

GOLDEN ARCH RESOURCES LTD.
Statement of Changes in Cash Flows
Year Ended January 31, 2002
(In Canadian Dollars)
(With Comparative Figures for Year Ended January 31, 2001)

	2002	2001
Cash derived from (used for)		
Operating activities		
Net loss for the year	$ (130,526)	$ (141,418)
Less: non-cash items		
Amortization	1,655	2,070
Depletion	12,745	17,786
Loss on write-off of petroleum and natural gas interests	--	3,312
	(116,126)	(118,250)
Changes in non-cash working capital items		
Accounts receivable and accrued production	7,947	11,593
Accured debenture interest	38,040	65,157
Due from other public companies	(11,600)	17,481
Accounts payable (decrease)	40,759	(3,243)
	75,146	90,988
	(40,980)	(27,262)
Financing activities		
Notes receivable	--	1
Loan payable	73,688	37
Due to related parties	(67,742)	42,541
	5,946	42,579
Investing activities		
Acquisition of petroleum and natural gas prospects	(34,645)	3,666
Capital stock	64,000	--
Interest in mineral property	(1,336)	(9,937)
	28,019	(6,271)
Cash, increase (decrease) during the year	(7,015)	9,046
Cash (Overdraft), beginning of year	4,359	(4,687)
Cash (Overdraft), end of year	$ (2,656)	$ 4,359

NOTE 1. NATURE OF OPERATIONS

(a) The Company is in the process of exploring and developing its resource properties and has not yet determined whether all these properties contain reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and petroleum and natural gas prospects is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production.

(b) The Company is considered to be a development stage enterprise.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Deferred costs - mineral property

The Company is in the exploration and development stage with respect to its investment in natural resource property and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral property is abandoned, the related capitalized costs are expensed.

(b) Deferred costs - Petroleum and natural gas

The Company has adopted the successful efforts method of accounting for its petroleum and natural gas prospects. Under this method all costs related to a well are capitalized. Uneconomic wells are written-off or written down to the estimated net realizable value of estimated reserves as estimated by independent engineers. Successful wells are depleted on the unit of production method based on a ratio of current production to reserves estimated by company management.

(c) Values

The amounts for deferred expenses and mineral property represent costs incurred to date and are not intended to reflect present or future values. The recoverability of the amounts shown for mineral property and deferred exploration and development costs is dependent on the confirmation of economically recoverable reserves, the ability of the Company to obtain the necessary financing to successfully complete their development, including compliance with the requirements of lenders who may provide this financing from time to time, and upon future profitable operations.

(d) Option payments

Payment on resource property option agreements are made at the discretion of the Company and accordingly are accounted for as incurred.

(e) General and administration expense

General and administration expenses are written off to operations as incurred.

(a) Translation of foreign currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

- Monetary items, at the rate of exchange prevailing as at the balance sheet date.
- Non-monetary items, at the historical rate of exchange.

- Revenue and expenses, at the period average in which the transaction occurred.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair value of financial instruments

The carrying amounts of the Company's financial instruments approximate their fair values since they are either short-term in nature or they are receivable or payable on demand. These financial instruments consist of cash or overdraft, accounts receivable, accrued production receivable and accounts payable, and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks.

(d) Segmented information

The Company's identifiable assets are located in the following countries:

	January 31, 2002	2001
Canada	$ 616,208	$ 610,154
United States	221,514	206,693
	$ 837,722	$ 816,847

NOTE 3. CAPITAL ASSETS

The Company is amortizing its office equipment at a rate of 20% per annum on the declining balance basis. Costs and accumulated amortization as at January 31, 2002 are as follows:

	Cost	Accumulated Amortization	Net Book Value January 31, 2002	2001
Office equipment	$ 28,972	$ 22,350	$ 6,622	$ 8,277
Dimac Mill	25,000	25,000	--	
	$ 53,972	$ 47,350	$ 6,622	$ 8,277

The Company previously owned a 1/3 interest in the Dimac Mill, which has been dismantled and which management wrote-down to a nominal value of $1.00 during the year ended January 31, 1990, and is now written off in its entirety in these financial statements.

NOTE 4. INTEREST IN MINERAL PROPERTY

Abbott - Wagner Property, Slocan and Revelstoke Mining Divisions, British Columbia

The Company holds an interest in thirty (30) crown granted mineral claims and one (1) reverted crown granted mineral claim, all located in the Slocan and Revelstoke Mining Divisions, British Columbia. Acquisition costs and option payments paid to date total $66,396.

Acquisition costs and deferred exploration and development costs to January 31, 2002, are as follows:

	January 31, 2002	2001
Acquisition costs and option payments	$ 66,396	$ 66,396
Deferred exploration and development costs		
Balance, beginning of year	479,072	473,071
Costs incurred during the year	1,336	6,001
	480,408	479,072
	$ 546,804	$ 545,468

The Company maintains this property as an investment for potential exploration and development purposes.

NOTE 5. PETROLEUM AND NATURAL GAS PROSPECTS

The Company has working interests in petroleum and natural gas properties as follows:

Cost of Properties at January 31, 2001	$ 192,173	
McClendon #1/ Wimberly #2 wells		
Costs incurred during year relating to 5% interest	12,997	
	205,170	
Wimberley #7 Well located in Jack County, Texas		
Cost of 4% working interest and 3.2% undivided net revenue interest $13,916.60US - equivalent Canadian	21,648	
In addition, 200,000 common shares of the Company are to be issued. These shares had not been issued at January 31, 2002 are not included in costs of property to January 31, 2002.		
This transaction was accepted for filing by the TSX Venture Exchange on August 21, 2001.		
	226,818	
Deduct: Depletion for year ended January 31, 2002	(12,745)	
Balance January 31, 2002	$ 214,073	

NOTE 6. INCOME TAXES

The Company has accumulated losses, which may be carried forward to reduce income taxes as follows:

Year ending January 31,	
2005	$ 255,632

2006	260,012
2007	355,544
2008	141,418
2009	130,526
	$1,143,132

The potential tax benefit of these tax losses is not disclosed in these financial statements due to uncertainty of utilization.

NOTE 7. SHARE CAPITAL

(a) Authorized: 100,000,000 common shares without par value.

(b) Shares issued: The issued share capital is as follows:

	2002		2001	
	Shares	$	Shares	$
Balance, January 31 2001 and 2000	22,141,358	$ 8,452,817	22,141,358	$ 8,452,817
Share issued for cash - private placements	640,000	64,000	–	–
Balance, January 31, 2001 and 2000	22,781,358	$ 8,516,817	22,141,358	$ 8,452,817

(c) Escrow shares

127,500 of the above shares outstanding are held in escrow, subject to release upon regulatory approval.

(d) Warrants outstanding

640,000 non-transferable warrants, each warrant to purchase one common share at $0.10 per share, exercisable to August 14, 2002. TSX Venture Exchange filing was accepted September 19, 2001.

(e) Stock options outstanding

Stock options to purchase an aggregate of 1,700,000 common shares at a price of $0.10 per share until October 15, 2003. Stock options for 1,400,000 shares thereof were granted to directors as follows:

Les Kjosness	550,000
Richard Somerville	350,000
Jane Timmis	250,000
Keith Shirley	250,000
	1,400,000

and 200,000 and 100,000 common shares were granted to a company officer and a consultant, respectively. TSX Venture Exchange filing was accepted on November 16, 2001.

NOTE 8. CONVERTIBLE REDEEMABLE DEBENTURES – In Default

(a) On October 15, 1996, the Company issued a five year convertible redeemable debentures at an interest rate of 6% per annum with interest payable on a semi-annual basis. The Company may repay all or any part of the debenture at any time. The lender shall have the right, at its option prior to October 15, 2001, to convert the Principal amount of this Debenture into fully paid non-assessable common shares of the Company. Conversion will be for a period of up to 5 years from October 15, 1996, at a conversion price of 1 share for each $0.40 of funds advanced for the first year and escalating $0.05 each year thereafter, which will be at a price of $0.60 per share from January 31, 2001 to date of maturity of the debenture on October 14, 2001.

(b) Interest payments are in arrears. There is accrued interest payable of $ 193,769 as at January 31, 2002, that is disclosed as a current liability in these financial statements. The debentures matured on October 14, 2001, and are in default.

NOTE 9. REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

(a) Management fees and expenses are as follows:

	Year Ended January 31, 2002
Roulette Resources Ltd.	$ 15,000
RSGM Engineering Ltd.	8,932
	$ 23,932

(b) There are balances owing to present and past related parties as follows:

	January 31, 2002	January 31, 2001
Park Distributors Ltd.	$ 190,032	$ 185,460
412960 B.C. Ltd.	39,018	39,018
Roulette Resources Ltd.	--	75,704
RSGM Engineering Ltd.	4,000	--
Monarch Mech	14,330	2,502
Drilling Participants	23,572	36,010
	$ 270,952	$ 338,694

The above accounts, except for accounts due to Drilling Participants, are due to companies owned by a director or officer and / or operated by a former director and officer or a relative of a former director and officer.

NOTE 10. DUE FROM OTHER PUBLIC COMPANIES

There are accounts receivable due from the following companies as at January 31, which are unsecured, non interest bearing with no specific terms of repayments, as follows:

	2002	2001
Safe Environment Engineering Canada Inc. A former director and officer of Golden Arch Resources Ltd. was a director and officer of	$ 63,087	$ 68,968

Safe Environment Engineering of Canada Inc.		
Silver Peak Resources Ltd. (in Bankruptcy) A former director and officer of Golden Arch Resources Ltd. was a director and officer of Silver Peak Resources Ltd.	104,399	101,502
	167,486	170,470
Less: Allowance for doubtful accounts	(104,399)	(101,502)
	$ 63,087	$ 68,968

NOTE 11. GOING CONCERN

These financial statements are prepared on the assumption that the entity is a going concern, meaning it would continue in operation for the foreseeable future and would be able to realize assets and discharge liabilities in the normal course of operations. However, the ability of the Company to continue as a going concern is contingent upon its ability to raise additional working capital to pay its debts and to provide funds for ongoing operations.

Also, interest payments and principal on the Convertible Debenture are in arrears and the Company requires funding to pay the accrued interest to January 31, 2002 of $193,769 and principal of $634,000.

NOTE 12. LOANS PAYABLE

Loans payable that are unsecured, non interest bearing, and with no specific terms of repayment are as follows:

	January 31, 2002	January 31, 2001
Duncan R. McKay	$ 37,273	$ 37,273
Verne Siemens	52,041	--
M. Watson	21,647	--
	$ 110,961	$ 37,273

NOTE 13. SUBSEQUENT EVENTS

An amendment to the Memorandum of Association of the Company was approved by the shareholders on July 24, 2001, whereby the Company's authorized capital has increased to 100,000,000 common shares without par value. A filing on February 6, 2002 of this change with the TSX Venture Exchange was accepted by the Exchange on February 20, 2002.

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